Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FILING
OF AUDITED 2008 FINANCIAL STATEMENTS

Vancouver, B.C. – March 06, 2009 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported that it has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2008 audited financial statements and management’s discussion and analysis in relation thereto (the “Statements”). The Company will also file the Statements with the United States Securities and Exchange Commission (“SEC”) on EDGAR.

The Company plans to file its 2008 Annual Information Form (“AIF”) on or before March 31, 2009 with the applicable Canadian securities regulatory authorities on SEDAR and will concurrently file the AIF by way of Form 40-F with the SEC. The Statements are available on the Company’s website at www.panamericansilver.com

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company and to achieve this by increasing its low cost silver production and silver reserves. The Company has eight operating mines in Mexico, Peru, Bolivia and Argentina.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com

1 5 0 0 – 6 2 5 HOWESTREET,  VANCOUVER,  BC CANADA V6C 2T6
TEL  604.684.1175 • FAX 604.684.0147
www. p a n a m e r i c a n s i l v e r . c o m